UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective Date of Action by Written Consent of Members

As previously reported in the definitive information statement of China Natural Resources, Inc. (the “Company”), relating to its 2015 annual meeting of members (i.e., shareholders), on November 16, 2015, Feishang Group Limited, the holder of 14,480,593 common shares (constituting approximately 58.1% of the Company’s outstanding common shares as of the November 13, 2015 record date), executed a written consent in lieu of meeting of members to (a) elect Yip Wing Hang and Lam Kwan Sing as Class II Directors for a term ending immediately following the Company’s 2018 annual meeting of members, and (b) ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2015.

The written consent in lieu of meeting of members provides that the actions taken will become effective not less than 20 days following the date that the Company’s definitive information statement is first disseminated to members.

This Current Report is filed to disclose that the actions taken by members on November 16, 2015 became effective on December 24, 2015. The date these actions became effective is also deemed to be the date of the Company’s 2015 annual meeting of members.

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Profit or Loss and Other Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2015 and 2014

-

Condensed Consolidated Statements Of Financial Position as of June 30, 2015 (Unaudited) and December 31, 2014

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2015 and 2014

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Temporary Suspension of Mining Operations at Yangchong Mine

Due to the depressed market price, it is not currently economical to conduct mining activities at Yangchong Mine, the Company’s sole operating asset, and exploitation will be temporarily suspended on December 27, 2015. Management expects to resume mining activities when market conditions improve. Notwithstanding the resumption of mining activities, depletion of probable reserves at Yangchong Mine is likely to occur soon thereafter. Following depletion of probable reserves, the Company intends to continue mining inferred resources at the mine. The amount of inferred resources cannot accurately be predicted. The Company also continues to explore opportunities to acquire other projects in China that can generate cash and add value to our shareholders.

Press Release

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 24, 2015.

2 / 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 24, 2015	By:	/s/ LI Feilie
LI Feilie
Chairman and Chief Executive Officer

3 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2015	2015	2014	2015	2015
	CNY	CNY	US$	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUE	4,684	12,058	1,945	7,896	15,184	2,449
COST OF SALES	(3,765)	(13,482)	(2,174)	(6,028)	(17,220)	(2,777)
GROSS PROFIT	919	(1,424)	(229)	1,868	(2,036)	(328)

SELLING AND DISTRIBUTION EXPENSES	(21)	(5)	(1)	(50)	(19)	(3)
ADMINISTRATIVE EXPENSES	(2,679)	(2,188)	(353)	(5,718)	(6,025)	(972)
IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT	(7,366)	(3,365)	(543)	(7,366)	(3,365)	(543)
WRITE DOWN OF INVENTORIES TO NET REALIZABLE VALUE, NET	—	(1,408)	(227)	—	(2,304)	(372)
OTHER OPERATING INCOME	13	120	19	293	120	20
OPERATING LOSS	(9,134)	(8,270)	(1,334)	(10,973)	(13,629)	(2,198)

FINANCE COSTS	(97)	(459)	(74)	(194)	(212)	(34)
INTEREST INCOME	422	463	75	890	684	110
EXCHANGE GAIN (LOSS)	69	—	—	76	(354)	(57)
NON-OPERATING EXPENSE, NET	—	(5)	(1)	—	(5)	(1)
LOSS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(8,740)	(8,271)	(1,334)	(10,201)	(13,516)	(2,180)
INCOME TAXES EXPENSE	(106)	(1,132)	(183)	(256)	(1,132)	(183)
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(8,846)	(9,403)	(1,517)	(10,457)	(14,648)	(2,363)
DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	—	—	—	(10,708)	—	—
LOSS FOR THE PERIOD	(8,846)	(9,403)	(1,517)	(21,165)	(14,648)	(2,363)
Other comprehensive income (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	1,221	500	81	(3,410)	579	94
Available-for-sale investments:
Changes in fair value	—	221	36	—	335	54
Reclassification adjustments for gains included in the consolidated statement of profit or loss
- gain on disposal	—	(221)	(36)	—	(335)	(54)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,221	500	81	(3,410)	579	94
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(7,625)	(8,903)	(1,436)	(24,575)	(14,069)	(2,269)

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)(Continued)

THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2015	2015	2014	2015	2015
	CNY	CNY	US$	CNY	CNY	US$

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(8,846)	(9,403)	(1,517)	(10,457)	(14,648)	(2,363)
From discontinued operations	—	—	—	(9,925)	—	—
Non-controlling interests	—	—	—	(783)	—	—
	(8,846)	(9,403)	(1,517)	(21,165)	(14,648)	(2,363)

Total comprehensive loss attributable to:
Owners of the Company
From continuing operations	(7,625)	(8,903)	(1,436)	(13,882)	(14,069)	(2,269)
From discontinued operations	—	—	—	(9,910)	—	—
Non-controlling interests	—	—	—	(783)	—	—
	(7,625)	(8,903)	(1,436)	(24,575)	(14,069)	(2,269)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	(0.36)	(0.38)	(0.06)	(0.42)	(0.59)	(0.09)
- For loss from discontinued operations	—	—	—	(0.40)	—	—
- Net loss per share	(0.36)	(0.38)	(0.06)	(0.82)	(0.59)	(0.09)

Diluted
- For loss from continuing operations	(0.36)	(0.38)	(0.06)	(0.42)	(0.59)	(0.09)
- For loss from discontinued operations	—	—	—	(0.40)	—	—
- Net loss per share	(0.36)	(0.38)	(0.06)	(0.82)	(0.59)	(0.09)

See notes to condensed consolidated financial statements

5 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2014	2015	2015
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	5	13,632	11,028	1,778
Rehabilitation fund		3,850	3,946	636
Prepayments		30	30	5

TOTAL NON-CURRENT ASSETS		17,512	15,004	2,419

CURRENT ASSETS
Inventories	4	13,511	4,056	654
Trade and bill receivables		—	5,019	809
Prepayments		136	133	21
Other receivables		614	391	65
Term deposits		—	3,178	512
Cash and cash equivalents		48,263	39,863	6,428

TOTAL CURRENT ASSETS		62,524	52,640	8,489

TOTAL ASSETS		80,036	67,644	10,908

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables		1,462	1,145	185
Other payables and accrued liabilities		16,151	14,976	2,415
Due to a related company	6	—	4,011	647
Taxes payable		20,214	22,871	3,688

TOTAL CURRENT LIABILITIES		37,827	43,003	6,935

NON-CURRENT LIABILITIES
Due to the Shareholder	6	15,374	11,236	1,812
Deferred Income		—	430	70
Asset retirement obligations		4,221	4,430	714

TOTAL NON-CURRENT LIABILITIES		19,595	16,096	2,596

TOTAL LIABILITIES		57,422	59,099	9,531

EQUITY
Issued capital		312,081	312,081	50,326
Other capital reserves		636,960	636,960	102,719
Reserves		58,171	61,202	9,870
Accumulated losses		(980,085)	(997,764)	(160,904)
Other comprehensive losses		(4,513)	(3,934)	(634)

TOTAL EQUITY		22,614	8,545	1,377

TOTAL LIABILITIES AND EQUITY		80,036	67,644	10,908

See notes to condensed consolidated financial statements.

6 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in thousands)

	Six months ended June 30,
	2014	2015	2015
	CNY	CNY	US$

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(13,042)	(4,263)	(688)

INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	(2,965)	(2,174)	(353)
Receipt of government grant	—	430	70
Term deposits with original maturity over three months	59	(3,178)	(512)
Purchases of available-for-sale investments	—	(105,911)	(17,080)
Disposal of available-for-sale investments	—	106,246	17,134

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(2,906)	(4,587)	(741)

FINANCING ACTIVITIES
Repayment to related companies	(6,244)	(160,404)	(25,867)
Advances from related companies	113	160,168	25,829

NET CASH FLOWS USED IN FINANCING ACTIVITIES	(6,131)	(236)	(38)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,079)	(9,086)	(1,467)

NET FOREIGN EXCHANGE DIFFERENCE	570	686	112

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	76,591	48,263	7,783

CASH AND CASH EQUIVALENTS AT END OF PERIOD	55,082	39,863	6,428

See notes to condensed consolidated financial statements.

7 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

On January 22, 2014, China Natural Resources, Inc. (“CHNR”) completed the spin-off of coal business held by Feishang Anthracite Resources Limited (“Feishang Anthracite”) (formerly known as “Wealthy Year Limited”) by distribution of CHNR’s 100% equity interest in Feishang Anthracite, pro rata to all its shareholders (the “Distribution” or “Spin-off”), and completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of The Hong Kong Limited (“Hong Kong Stock Exchange”) (Note 2).

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2015, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The condensed consolidated statements of financial position at December 31, 2014 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in CHNR’s annual report on Form 20-F for the year ended December 31, 2014.

The consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2014, are as described in the Company’s Form 20-F for the year ended December 31, 2014.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.2010 as quoted by Bloomberg Finance L.P. as of June 30, 2015, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

2. DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its board of directors has approved the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which currently operates the Company’s former coal mining and related businesses. The Spin-Off was effected by way of a distribution in specie by the Company of all of Feishang Anthracite’s issued and outstanding ordinary shares at par value of HK$0.01 per share (“Ordinary Shares”), to the holders of the Company’s common shares (“Common Shares”) on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. Since the Spin-Off, the Company has not engaged in any coal mining business and continues to operate its non-ferrous metals mining and related businesses.

The operating results of Feishang Anthracite during January 2014 are as follows:

One Month Ended January 31,
2014
CNY
Revenue	21,157
Cost of sales	(10,399)
Gross profit	10,758
Selling and distribution expenses	(506)
Administrative expense	(8,633)
Impairment loss on property, plant and equipment	—
Other operating expenses	—

OPERATING INCOME	1,619

Finance costs	(11,571)
Interest income	86
Non-operating expense, net	(100)

LOSS BEFORE INCOME TAX	(9,966)

Income tax expense	(742)

LOSS FOR THE PERIOD FROM THE DISCONTINUED OPERATION	(10,708)

Attributable to:
Owners of the company	(9,925)
Non-controlling interests	(783)
(10,708)

8 / 14

The major classes of assets and liabilities after elimination of intra-group balances of Feishang Anthracite as at January 31, 2014 are as follows:

January 31,
2014
CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,460,311
Rehabilitation fund	33,380
Prepayments, deposits and other receivables	112,422
Deferred tax assets	41,516
2,647,629
CURRENT ASSETS
Inventories	16,844
Trade and bills receivables	55,670
Corporate income tax refundable	12,417
Prepayments, deposits and other receivables	41,308
Pledged and restricted bank deposits	26,142
Cash and cash equivalents	96,811
249,192
Total assets classified as held for distribution	2,896,821

LIABILITIES
CURRENT LIABILITIES
Trade and bills payables	104,957
Other payables and accrued liabilities	80,472
Interest-bearing bank and other borrowings	1,018,550
Interest payable	24,283
Income tax payable	10,610
Mining rights payables	28,168
1,267,040
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	924,799
Interest payable	17,028
Deferred tax liabilities	248,569
Mining rights payables	55,443
Asset retirement obligations	8,289
TOTAL NON-CURRENT LIABILITIES	1,254,128
Total liabilities directly associated with the assets classified as held for distribution	2,521,168

NET ASSETS	375,653

The net cash flows incurred by Feishang Anthracite are as follows:

One Month Ended January 31, 2014
CNY
Operating activities	(29,603)
Investing activities	(54,472)
Financing activities	34,018
Net cash outflow	(50,057)

Loss per share (CNY):
Basic, from the discontinued operation	(0.40)
Diluted, from the discontinued operation	(0.40)

9 / 14

The calculations of basic and diluted earnings per share from discontinued operation are based on:

One Month Ended January 31, 2014
CNY
Losses for the period attributable to owners of the Company from discontinued operation	(9,925)

Weighted average number of Common Shares in issue during the period used in the basic earnings per share calculation	24,910,916
Weighted average number of Common Shares used in the diluted earnings per share calculation	24,910,916

3. LOSS PER SHARE

Basic loss per share amounts are calculated using the weighted average number of 24,910,916 (June 30, 2014: 24,910,916) Common Shares outstanding during the period. The Company did not have any potentially diluted shares through the six months ended June 30, 2014 and 2015. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts.

4. INVENTORIES

	December 31,	June 30,	June 30,
	2014	2015	2015
	CNY	CNY	US$
	(Audited)

Raw materials	3,482	3,109	501
Finished goods	10,029	947	153
	13,511	4,056	654

5. PROPERTY AND EQUIPMENT, NET

	December 31,	June 30,	June 30,
	2014	2015	2015
	CNY	CNY	US$
	(Audited)

At cost:
Buildings	22,940	22,959	3,702
Mining structures and mining rights	27,716	27,735	4,473
Machinery and equipment	7,640	7,613	1,228
Motor vehicles	2,565	2,226	359
Construction in progress	—	1,707	275
Accumulated depreciation, depletion and amortization	(38,771)	(39,389)	(6,352)
Impairment	(8,458)	(11,823)	(1,907)
	13,632	11,028	1,778

The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the value-in-use (“VIU”) approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, at June 30, 2015, the Group adopted a pre-tax rate of 16% (2014: 16%) that reflects specific risks related to CGU as discount rates.

10 / 14

6. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Company had the following transactions with related parties during the period.

(a)

Commercial transactions with a related company are summarized as follows:

	Six months ended June 30,
	2014	2015	2015
	CNY	CNY	US$

CHNR’s share of office rental to Anka Consultants Limited (“Anka”)	435	435	70
	435	435	70

On September 1, 2013, the Company and Feishang Anthracite entered into office sharing agreements with Anka (“New Office Sharing Agreements”), respectively. Pursuant to the New Office Sharing Agreements, the office premises, consisting of 238 square meters, are shared by the Company, Feishang Anthracite and Anka on equal basis. The Office Sharing Agreements also provides that the Company, Feishang Anthracite and Anka shall share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

(b)	Balances with related companies

The Company’s balances with related companies are unsecured, non-interest bearing and due on demand, except to payables due to the Shareholder. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2014	2015	2015
	CNY	CNY	US$
	(Audited)
Payable to related company:
Feishang Enterprise Group Limited (“Feishang Enterprise”)	—	4,011	647
Long-term payable to the Shareholder:
Feishang Group Limited	15,374	11,236	1,812

7. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

8. SUBSEQUENT EVENTS

Due to the depressed market price of iron concentrates, the exploitation of Yangchong Mine will be temporarily suspended on December 27, 2015. Management expects to resume mining activities when market conditions improve.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2015 totaled CNY15.18 million (US$2.45 million), a 92.30% increase over the same period of 2014. The increase was mainly comprised of (i) an increase in the sales volume of iron concentrates by 263.17% to 29,258 tonnes during the period from 8,056 tonnes for the same period of 2014; and (ii) an increase in the sales volume of zinc concentrates to 131 tonnes during the period from nil for the same period of 2014, which was partially offset by (i) the drop in average selling price of iron concentrate from CNY851 (US137) per tonne in the six months ended June 30, 2014 to CNY469 (US76) in the same period in 2015; and (ii)  a decrease in the sales of sulfur concentrate to 0.42 million (US$0.07 million) in the six months ended June 30, 2015 from 1.04 million (US$0.17 million) in the same period in 2014.

Sales for the second quarter of 2015 totaled CNY12.06 million (US$1.95 million), a 157.43% increase over the same period last year. This increase was mainly due to the increase in the sales volume of iron concentrates by 433.27% to 21,274 tonnes during the period from 4,910 tonnes for the same period of 2014. The reasons for the change were the same as above.

The overall gross profit margin decreased from a profit of 23.65% for the six months ended June 30, 2014 to a loss of 13.41% for the same period of 2015. The drop was mainly due to a sharp decline in the average selling price of iron concentrates. The sharp drop in the selling prices was caused by the cyclical movement in the iron markets.

The drop in gross profit margin for the second quarter of 2014, from a profit of 19.62% to a loss of 13.41% was caused by the same reason.

IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

An impairment loss on property, plant and equipment of CNY3.37 million (US$0.54 million) incurred for the six months ended June 30, 2015. CNY7.37 million (US$1.19 million) incurred for the same period of 2014 in connection with the price decline of iron concentrates in the period and from then on. We determined the recoverable amount of Yangchong Mine based on the mine’s VIU method, and the VIU amount is nil as of June 30, 2015, and assumes that the probable reserves of the mine will be fully depleted by the end of 2015.

WRITE DOWN OF INVENTORIES TO NET REALIZABLE VALUE, NET

The write-down of inventories to net realizable value of CNY2.30 million (US$0.37 million) was made for the six months ended June 30, 2015 in connection with the sharp decline in the sales price of iron concentrates in the period.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

12 / 14

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD

The loss for the period decreased by CNY6.52 million (US$1.05 million) from a loss of CNY21.17 million (US$3.41 million) for the six months ended June 30, 2014 to a loss of CNY14.65 million (US$2.36 million) for the six months ended June 30, 2015. The decrease in loss was mainly caused by: (i) the decrease of loss by CNY10.71 million (US$1.73 million) from the discontinued operations for the period; and (ii) the decrease in the impairment loss on property, plant and equipment of CNY4.00 million (US$0.65 million) partially offset by: (i)  the decrease in gross profits as a result of the drop in the sale price and the increase of iron concentrate due to negative gross margin in the first half of 2015; and (ii) a write-down of inventories to net realizable value of CNY2.30 million (US$0.37 million) for the six months ended June 30, 2015 in connection with the sharp decrease in the sales price of iron concentrates in the period.

The loss for the period increased by CNY0.56 million (US$0.09 million) from CNY8.85 million (US$1.43 million) for the three months ended June 30, 2014 to CNY9.40 million (US$1.52 million) for the three months ended June 30, 2015. The increase in loss was mainly due to (i) the decrease in gross profits as a result of the drop in the sale price and the increase of iron concentrate due to negative gross margin in the first half of 2015; and (ii) a write-down of inventories to net realizable value of CNY1.41 million (US$0.23 million) for the three months ended June 30, 2015 in connection with the sharp decrease in the sales price of iron concentrates in the period, partially offset by: (i) the decrease in the impairment loss on property, plant and equipment of by CNY4.00 million (US$0.65 million).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses and capital expenditures. To date, the Company has financed its working capital requirements primarily through internally generated cash, and loans from the Shareholder. Depressed prices for iron concentrates continue to pressure our ability to generate cash internally. Due to the depressed market price, it is not currently economical to conduct mining activities at Yangchong Mine, the Company’s sole operating asset, and exploitation will be temporarily suspended on December 27, 2015. Management expects to resume mining activities when market conditions improve. Notwithstanding the resumption of mining activities, depletion of probable reserves at Yangchong Mine is likely to occur soon thereafter. Following depletion of probable reserves, the Company intends to continue mining inferred resources at the mine. The amount of inferred resources cannot accurately be predicted. The Company also continues to explore opportunities to acquire other projects in China that can generate cash and add value to our shareholders.

Net cash used for operating activities for the six months ended June 30, 2015 was approximately CNY4.26 million (US$0.69 million) as compared to CNY13.04 million (US$2.10 million) for the corresponding period in 2014. The decrease in net cash outflow was mainly due to the operating loss and the decrease of inventory.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2014	2015
	CNY	CNY
	(Audited)	(Unaudited)
Current ratio	1.65	1.22
Working capital	24,697,000	9,637,000

Net cash used in investing activities for the six months ended June 30, 2015 was CNY4.59 million (US$0.74 million), as compared with CNY2.91 million (US$0.47 million) in the corresponding period of 2014. The increase was mainly caused by the increase of the term deposits with original maturity over three months.

Net cash used in financing activities for the six months ended June 30, 2015 was CNY0.24 million (US$0.04 million), as compared with CNY6.13 million (US$0.99 million) in the corresponding period of 2014. The net cash used in financing activities is primarily comprised of net cash used to repayment for the related parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 24, 2015

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